Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

MANAGEMENT’S ASSERTION REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2021, and from September 28, 2021 through October 31, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2021, with respect to securities reflected in the investment accounts of the Funds.

Schwab Annuity Portfolios

/s/ Jonathan de St. Paer
Jonathan de St. Paer
President and Chief Executive Officer

/s/ Mark Fischer
Mark Fischer
Treasurer and Chief Financial Officer

December 16, 2021

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Trustees of Schwab Annuity Portfolios

We have examined management’s assertion, included in the accompanying Management’s Assertion Regarding Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “specified requirements”) as of October 31, 2021, with respect to securities reflected in the investment accounts of the Funds. The Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examinations to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2021, and with respect to agreement of security purchases and sales, for the period from September 28, 2021 (the date of our last examinations) through October 31, 2021:

1.	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus account for the underlying mutual fund investments at October 31, 2021 with the underlying mutual funds’ transfer agents.

2.

Reconciliation of the omnibus account for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at October 31, 2021, in all material respects.

3.	Agreement of the Funds’ underlying mutual fund investments at October 31, 2021 as recorded on the books and records of the Funds to the shareholder books and records of CSC.

4.

Agreement of a sample of security purchases of the underlying mutual fund investments for the period from September 28, 2021 through October 31, 2021 from the books and records of the Funds to the books and records of CSC.

Our examinations do not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2021, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Annuity Portfolios and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

Denver, Colorado

December 16, 2021

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				October 31, 2021
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				October 31, 2021
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced with Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				October 31, 2021
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105